U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2002

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ___              Form 40-F _X_ .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes ___                    No _X_ .

      If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ABITIBI-CONSOLIDATED, INC.




      August 23, 2002                 /s/ Jacques Vachon
                                      ------------------------------------------
                                      By:  Jacques Vachon
                                      Its: Senior Vice-President, Corporate
                                           Affairs and Secretary

                          SECOND QUARTER REPORT - 2002
                            SIX MONTHS ENDED JUNE 30




                           [ABITIBI CONSOLIDATED LOGO]

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

ABITIBI-CONSOLIDATED INC.
SECOND QUARTER REPORT TO SHAREHOLDERS

$203 MILLION NET EARNINGS IN SECOND QUARTER
Abitibi-Consolidated Inc. reported net earnings of $203 million in the second quarter ended June 30, 2002 compared to a $232 million net earnings in the same three months of 2001. Net earnings for the six-month period ended June 30, 2002 amounted to $153 million compared to $210 million in the same period of 2001.

      On a per share basis, the Company recorded earnings of $0.46 for the second quarter of 2002 and $0.35 for the six-month period ended June 30, 2002. This compares to $0.53 per share and $0.48 per share, respectively, for the same periods in 2001. The weighted average number of shares outstanding remained constant at 440 million for both periods.

      The reduction of $29 million in net earnings for the second quarter of 2002 compared to the same period last year is mainly attributable to lower operating profit of $184 million due to lower prices for all pulp and paper grades, lower lumber sales volume, and higher lumber cost of goods sold, partly offset by the reversal of the provision taken in relation to the lumber dispute, lower cost of goods sold in the pulp and paper product segments, lower depreciation due to the Sheldon pulp mill asset write-off made in 2001 and higher lumber prices. Additionally, net earnings have been positively affected by the impact of the currency fluctuation on the Company's long term debt payable in U.S. dollars because of the accounting change described below, and by a second accounting change relating to the goodwill amortization that took effect on January 1, 2002.

      The two accounting changes, impacting the Company's results, issued in 2001 by the Canadian Institute of Chartered Accountants (CICA), in generally accepted accounting principles that took effect January 1, 2002. First, the CICA issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary assets and liabilities that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. The recommendations must be and were adopted retroactively, with restatement. The pre-tax impact of this change is a gain of $225 million in the second quarter 2002 ($222 million for the six months ended June 30, 2002) and $153 million in the same quarter of 2001 ($54 million loss for the six months ended June 30, 2001). Secondly, the CICA issued a new handbook section that requires intangible assets with an indefinite life and goodwill to be tested annually for impairment. Consequently, goodwill and indefinite life intangible assets will no longer be amortized, which represented a charge of $10 million in the second quarter of 2001 ($20 million for the six months ended June 30, 2001).

      During the second quarter, the Company completed an impairment test as at January 1, 2002 and determined no goodwill impairment.

COST IMPROVEMENTS

Abitibi-Consolidated has set a target of reducing its costs in 2002 by $100 million compared to last year. All the Company's locations, including head office, have put in place cost improvement initiatives to reduce material usage and/or increase machine productivity. The Company is slightly below the mid-year target, but expects to achieve its cost improvements to the $100 million level despite the negative effect of newsprint market conditions and the related downtime taken at the paper mills in the first half of the year.

DIVIDENDS

On June 12, 2002, the Company's Board of Directors declared a dividend of $0.10 per share payable on July 2, 2002 to shareholders of record as at June 21, 2002.

OVERVIEW OF RESULTS

Net sales in the second quarter of 2002 amounted to $1,396 million compared to $1,554 million for the corresponding quarter of last year. Operating profit of $99 million for the second quarter 2002 was 7.1% of net sales, compared to $283 million or 18.2% of net sales for the second three months of 2001.

      The reduction in operating profit in the second quarter of 2002 over the corresponding quarter of 2001 resulted from lower selling prices of newsprint, value-added papers and market pulp, lower lumber sales volume and higher lumber cost of goods sold, partially offset by the reversal of a pre-tax $32 million provision taken in relation to the lumber dispute up to the end of March 31, 2002, lower cost of goods sold in the pulp and paper product segments, lower depreciation due to the Sheldon pulp mill asset $30 million write-off made in 2001 and higher lumber prices.

      Operating profit per business segment for the periods ended June 30 was as follows:


                                        (in millions of dollars)
                                -----------------------------------------
                                Three months ended       Six months ended
                                -----------------------------------------
                                 2002        2001        2002        2001
Newsprint                           -         168          (4)        435
Value-Added Groundwood
  Papers and Market Pulp           41          91          87         208
Lumber                             58          24          67           8
                                 ----        ----        ----        ----
                                   99         283         150         651
                                 ----        ----        ----        ----


Abitibi-Consolidated 2002              01

NEWSPRINT, VALUE-ADDED GROUNDWOOD PAPERS AND MARKET PULP, AND LUMBER

NEWSPRINT

The North American newsprint market was positively influenced by a mild recovery in ad lineage. Newsprint demand began to turn around in the second quarter 2002 with an improvement of 0.4% in June 2002 compared to the same period in 2001, as reported by Pulp and Paper Products Council. At the end of June 2002, total producer and customer newsprint inventories are 304,000 metric tonnes lower than at the end of June 2001. U.S. dailies stocks also fell from 48 days of supply at the end of the June 2001 to 39 days of supply a year later.

      Shipments of newsprint by the Company in the second quarter of 2002 were 97,000 metric tonnes higher than the second quarter of 2001. During the second quarter of 2002, the Company took 258,000 metric tonnes of market-related downtime in order to reduce inventory.

      Newsprint prices in North America fell an additional US$20 per metric tonne compared to the first quarter 2002. Newsprint prices in international markets, with the exception of European countries, also declined during the quarter. During the second quarter, most of the major North American producers announced a price increase of US$50 per metric tonne effective August 1, 2002.

      The Company expects newsprint markets to continue recover through the balance of 2002 due to an improvement in the economic environment, which is expected to positively impact newsprint demand. Abitibi-Consolidated, however, will continue to take any market-related downtime needed to balance inventory and production with orders.

      Permanent shutdowns and capacity conversions taking place in North America, combined with the absence of any significant new capacity additions worldwide, are expected to allow the Company to benefit as general economic conditions improve.

VALUE-ADDED GROUNDWOOD PAPERS AND MARKET PULP

Demand for printing and writing paper grades has been positively impacted by a slight improvement in advertising spending. According to the Pulp and Paper Products Council, demand of uncoated groundwood papers in North America was up by 7.5% in the second quarter of 2002 compared to the same period in 2001.

      Shipments of value-added paper grades by the Company totalled 430,000 metric tonnes in the second quarter of 2002, compared to 401,000 metric tonnes in the corresponding period of 2001. The increase was partially attributable to the additional sales arising from the new paper machine at Lufkin, Texas. Sales into the glossy offset market continue to grow, and the Company is on-track in developing higher gloss SC grade.

      The Company's Equal Offset(TM) product continues to perform well in the market place, with the machine producing this grade practically sold-out in the second quarter. The product is now well established in the marketplace, with year-over-year first half sales increasing approximately 50%.

      Global demand for Northern Bleached Softwood Kraft pulp (NBSK) improved significantly during the second quarter, at the end of the quarter, Norscan inventories stood at 1.3 million metric tonnes, or 437,000 metric tonnes lower than last year. Operating rates of 92% were achieved for the second quarter 2002.

LUMBER

On April 2, 2001, certain US industry and trade groups filed petitions with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on Softwood Lumber imported from Canada.

      In response to the petitions, the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there was a reasonable indication that an industry in the United States was threatened with material injury by reason of imports from Canada of softwood lumber, that were alleged to be subsidized and sold in the United States at less than fair value. On August 9, 2001, the USDOC issued its preliminary affirmative determination that countervailable subsidies were being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the U.S. on or after August 17, 2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from August 17, 2001 to December 15, 2001.

      On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping Case that the Company is selling softwood lumber products in the U.S. below cost or below prices received in Canada and the USDOC imposed a preliminary duty


                                       02              Abitibi-Consolidated 2002
rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from November 6, 2001 to March 31, 2002.

      On March 22, 2002, the USDOC issued its final determinations and imposed countervailing duty of 19.34% (revised to 18.79%) and Company specific anti-dumping duty of 14.6% (revised to 12.44%) on Canadian softwood lumber imports. The USDOC also determined that there was no condition of Critical Circumstances. In accordance with U.S. law, the Company posted bonds to secure the anti-dumping duty assessed in respect of the Company's net sales of softwood lumber to the U.S. from April 2, 2002 until May 5, 2002.

      On May 22, 2002, the USITC "DETERMINED THAT AN INDUSTRY IN UNITED STATES IS THREATENED WITH MATERIAL INJURY BY REASON OF IMPORTS FROM CANADA OF SOFTWOOD LUMBER" and also "DETERMINED THAT IT WOULD NOT HAVE FOUND MATERIAL INJURY BUT FOR THE SUSPENSION OF LIQUIDATION". Consequently and effective on the same date, this determination confirmed the countervailing duty of 18.79% and Company specific anti-dumping duty of 12.44% on Canadian softwood lumber imports but with no retroactive effect.

      The Company will vigorously defend itself against what it believes are unfair and inequitable determinations through the formal litigation process with the WTO and NAFTA, but will continue to support Canada's engagement in negotiations.

      For accounting purposes, the Company had provided, in previous quarters, for a pre-tax amount of $32 million in its financial statements representing the preliminary anti-dumping and countervailing duty determined by the USDOC. In the second quarter 2002, the Company has not taken any provision for such duties and reversed its previously established provision since the USITC concluded that U.S. producers had not suffered of "injury" but only a "threat of injury". On May 22, 2002, the Company started to pay the duties according to the new levies, which have been reflected in the financial statements for the second quarter. On a quarterly basis, the after-tax impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents $0.6 to $0.7 million.

      Sales volume in the second quarter of 2002 totalled 461 million board feet
(MBf) compared to 482 MBf for the same period in 2001. Lumber prices rose, depending on the product, from 2% to 3% during the second quarter 2002 compared to the first quarter of 2002, reflecting the strong housing starts in United States and the market uncertainty due to the lumber dispute. Average mill nets for the second quarter of 2002 were 26% higher than in the same quarter in 2001.

      On June 25, 2002, Abitibi-Consolidated announced significant downtime for the months of July and August across the Company's sawmill operations. Difficult market conditions caused by the U.S. imposed antidumping and countervailing duties and the subsequent high cost of exporting lumber to the United States are the major reasons for the downtime.

      Housing starts in the US remained strong at 1.67 million units in the second quarter of 2002, mainly due to low interest rates and a slight improvement in the US economy. The Company believes that stability will return to the lumber market once the trade dispute is resolved.

OTHER SIGNIFICANT EVENTS

The Company entered into a partnership with Fortis Inc. to develop further the hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The construction project to increase hydroelectric production on the Exploits river is on schedule. Additional energy produced will be sold to Newfoundland and Labrador Hydro.

      On June 14, 2002, the Company announced that SFK Pulp Fund had filed a preliminary prospectus with securities and regulatory authorities throughout Canada for an initial public offering of units of a newly created fund - SFK Pulp Fund. The Fund has been created to acquire Abitibi-Consolidated's NBSK pulp mill located in Saint-Felicien, Quebec.

      Following the offering, and if the over-allotment option is not exercised, Abitibi-Consolidated will continue to own an indirect minority interest of 30%. If the over-allotment option is exercised, the Company's interest will be less than 30%. Abitibi-Consolidated's interest in the Fund will be subordinated, in respect of monthly cash distributions, to the Fund units offered to the public until December 31, 2003.

      The pulp mill manufactures approximately 340,000 metric tonnes of high-quality NBSK pulp annually and is one of the lowest-cost and most profitable producers of NBSK pulp in North America.

      At the closing of the transaction, Abitibi-Consolidated will enter into a 20-year fibre supply agreement with the mill to maintain its current supply of fibre. The Fund has obtained commitments for $125 million in credit facilities from a syndicate of Canadian chartered banks, subject to customary conditions, of which approx-


Abitibi-Consolidated 2002              03
imately $66 million was drawn at closing to fund, in part, the acquisition of the mill. The Company has filed the final prospectus at the end of July and the closing of the offering has been completed on August 1, 2002.

      The Sales Agent appointed by the Canadian Competition Bureau is pursuing its efforts to sell the Port-Alfred, Quebec newsprint mill in accordance with the Company's agreement with the Bureau. The outcome of this sale process cannot be reasonably predicted at this time.

FINANCIAL POSITION AND LIQUIDITY

Cash generated by operating activities totalled $239 million, or $0.54 per share for the second quarter ended June 30, 2002 compared to $409 million or $0.93 per share in the corresponding period of 2001. The negative variation of $170 million in cash flows from operating activities is mainly due to the reduction in operating profit. For the six-month period ended June 30, 2002, cash generated by operating activities amounted to $43 million or $0.10 per share compared to $551 million or $1.25 per share for the same period in 2001.

      Capital expenditures were $110 million for the six-month period ended June 30, 2002 compared to $249 million in the corresponding period last year. The reduction is attributable to the completion of the Texas modernization program in August 2001. The Company expects to meet its objective to keep capital expenditures below $300 million in 2002.

      Total long-term debt amounted to $5,845 million for a ratio of net debt to total capitalization of 0.653, as at June 30, 2002, compared to $6,058 million (a long-term debt to total capitalization ratio of 0.658 as at December 31, 2001). The reduction of $213 million of long-term debt is mainly due to the strengthening of the Canadian dollar as the Company's debt is denominated in US currency. Going forward, the Company remains committed to apply free cash flows to the reduction of long-term debt.


                                       04              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF EARNINGS


                                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30        June 30         JUNE 30          June 30
(unaudited)                                                                2002           2001            2002             2001
(in millions of Canadian dollars, except per share amounts)                   $              $               $                $
---------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                 1,396          1,554           2,645            3,282
---------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                     1,092          1,046           2,081            2,209
Selling, general and administrative expenses                                 40             41              84               84
Amortization                                                                165            184             330              338
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                             99            283             150              651

Interest on long-term debt                                                  113            114             230              236
Loss (gain) on translation of foreign currencies                           (225)          (153)           (222)              54
Other expenses                                                                4              -               9                9
---------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                         207            322             133              352

Income tax expense (recovery)                                                 2             74             (24)             108
Non-controlling interests                                                     2              6               4               14
---------------------------------------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                                       203            242             153              230

Goodwill amortization                                                         -             10               -               20
---------------------------------------------------------------------------------------------------------------------------------

Net earnings for the period                                                 203            232             153              210
=================================================================================================================================

Earnings and diluted earnings per share
  Earnings before goodwill amortization                                    0.46           0.55            0.35             0.52
  Net earnings                                                             0.46           0.53            0.35             0.48
=================================================================================================================================

Weighted average number of common
  shares outstanding (in millions)                                          440            440             440              440
=================================================================================================================================
Common shares outstanding at end
  of period (in millions)                                                   440            440             440              440
=================================================================================================================================

CONSOLIDATED STATEMENT OF DEFICIT


                                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                        JUNE 30        June 30         JUNE 30          June 30
(unaudited)                                                                2002           2001            2002             2001
(in millions of Canadian dollars)                                             $              $               $                $
---------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                               (674)          (576)           (580)            (510)
Net earnings for the period                                                 203            232             153              210
Dividends declared                                                          (44)           (44)            (88)             (88)
---------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                     (515)          (388)           (515)            (388)
=================================================================================================================================


Abitibi-Consolidated 2002              05

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                        JUNE 30        June 30         JUNE 30          June 30
(unaudited)                                                                2002           2001            2002             2001
(in millions of Canadian dollars, except per share amounts)                   $              $               $                $
---------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings                                                                203            232             153              210
Amortization                                                                165            194             330              358
Future income taxes                                                         (13)            50             (49)              61
Loss (gain) on translation of foreign currencies                           (236)          (150)           (234)              53
Non-controlling interests                                                     2              6               4               14
Other non-cash items                                                          7            (26)             (9)             (32)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            128            306             195              664

Change in non-cash operating working capital components                     111            103            (152)            (113)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                        239            409              43              551
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in long-term debt                                                  119             49             369              185
Repayment of long-term debt                                                (250)          (329)           (314)            (511)
Dividends paid to shareholders                                              (44)           (44)            (88)             (88)
Dividends paid to non-controlling shareholders of
   subsidiary companies                                                       -             (6)              -              (12)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                       (175)          (330)            (33)            (426)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to fixed assets                                                   (51)          (128)           (110)            (249)
Net proceeds of disposal of fixed assets                                      -             48               -               48
Other                                                                       (20)             -             (29)             (11)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                                        (71)           (80)           (139)            (212)
---------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                      (7)            (1)           (129)             (87)
Currency translation adjustment on cash                                      (4)            (1)             (4)              (1)
Cash and cash equivalents, beginning of period                               86             37             208              123
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                     75             35              75               35
=================================================================================================================================

Cash flows from operating activities per share                             0.54           0.93            0.10             1.25
=================================================================================================================================

   Components of the changes in non-cash operating working capital
      Accounts receivable                                                     2            113            (118)              81
      Inventories                                                           113             43              76              (43)
      Prepaid expenses                                                        8             (5)            (11)             (26)
      Accounts payable and accrued liabilities                              (12)           (48)            (99)            (125)
                                                                         --------------------------------------------------------
                                                                            111            103            (152)            (113)
                                                                         --------------------------   ---------------------------
   Cash outflows during the period related to
      Interest on long-term debt                                             88             79             226              234
      Income taxes                                                           16             14              31                9
                                                                         --------------------------   ---------------------------
                                                                            104             93             257              243
                                                                         --------------------------   ---------------------------


                                       06              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BALANCE SHEET


                                                                                                   JUNE 30          December 31
(unaudited)                                                                                           2002                 2001
(in millions of Canadian dollars)                                                                        $                    $
---------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and short-term investments                                                                         75                  208
Accounts receivable                                                                                    605                  506
Inventories                                                                                            791                  874
Prepaid expenses                                                                                        63                   52
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1,534                1,640

Fixed assets                                                                                         7,276                7,588
Intangible assets                                                                                      558                  566
Other assets                                                                                           178                  155
Goodwill                                                                                             1,418                1,420
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                    10,964               11,369
=================================================================================================================================


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                             1,032                1,166
Long-term debt due within one year                                                                     304                  249
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1,336                1,415

Long-term debt                                                                                       5,541                5,809
Employee future benefits                                                                               175                  209
Future income taxes                                                                                    848                  896
Non-controlling interests                                                                               70                   69

SHAREHOLDERS' EQUITY
Capital stock                                                                                        3,520                3,520
Contributed surplus                                                                                     14                   14
Deficit                                                                                               (515)                (580)
Foreign currency translation adjustment                                                                (25)                  17
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     2,994                2,971
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                    10,964               11,369
=================================================================================================================================


Abitibi-Consolidated 2002              07

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS

(unaudited)
(in millions of Canadian dollars)


                                                                Net                      Operating       Additions to     Sales
                                                               sales    Amortization    profit (loss)    fixed assets     Volume
THREE MONTHS ENDED JUNE 30, 2002                                 $           $               $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                        741         103             -                42         1,185 (a)
Value-added groundwood papers and market pulp                    436          50            41                 6           533 (a)
Lumber                                                           219          12            58                 3           461 (b)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               1,396         165            99                51
===================================================================================================================================


                                                                Net                      Operating       Additions to     Sales
                                                               sales    Amortization    profit (loss)    fixed assets     Volume
THREE MONTHS ENDED JUNE 30, 2001                                 $           $               $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                        905         131            168               44         1,088 (a)
Value-added groundwood papers and market pulp                    464          41             91               76           496 (a)
Lumber                                                           185          12             24                8           482 (b)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               1,554         184            283              128
===================================================================================================================================


                                                                Net                      Operating       Additions to     Sales
                                                               sales    Amortization    profit (loss)    fixed assets     Volume
SIX MONTHS ENDED JUNE 30, 2002                                   $           $               $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                      1,408         208            (4)               88         2,211 (a)
Value-added groundwood papers and market pulp                    848          98            87                14         1,008 (a)
Lumber                                                           389          24            67                 8           913 (b)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               2,645         330           150               110
===================================================================================================================================


                                                                Net                      Operating       Additions to     Sales
                                                               sales    Amortization    profit (loss)    fixed assets     Volume
SIX MONTHS ENDED JUNE 30, 2001                                   $           $               $                 $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                      1,968         233           435                70         2,359 (a)
Value-added groundwood papers and market pulp                    996          79           208               166         1,041 (a)
Lumber                                                           318          26             8                13           915 (b)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               3,282         338           651               249
===================================================================================================================================

     (a) in thousands of tonnes
     (b) in millions of board feet



                                                                                                   JUNE 30          December 31
                                                                                                      2002                 2001
TOTAL ASSETS                                                                                             $                    $
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                            7,250                7,460
Value-added groundwood papers and market pulp                                                        2,911                3,018
Lumber                                                                                                 803                  891
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    10,964               11,369
===================================================================================================================================

                                       08              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES These consolidated financial statements of Abitibi-Consolidated Inc. are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

            These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2001, except for the following:

a)    GOODWILL

      Effective January 1, 2002, the Company adopted the new recommendations of
      Section 3062 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the quarter, the Company has completed the required transitional impairment test as at January 1, 2002 and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform the impairment tests during the fourth quarter.

b)    TRANSLATION OF FOREIGN CURRENCIES

      Effective January 1, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, "Other assets" decreased by $338 million, future income taxes decreased by $44 million, and deficit increased by $294 millions as of December 31, 2001. The restatement of prior periods earnings resulted in an increase in net earnings of $124 million for the quarter ended June 30, 2001, and a decrease in net earnings of $30 million for the six months ended June 30, 2001.

c)    STOCK-BASED COMPENSATION PLANS

      Effective January 1, 2002, the Handbook established new recommendations on stock-based compensations and other stock-based payments. The Company has chosen to continue using the intrinsic value method to record the stock options granted to employees and therefore, the new recommendations have had no effect on the balance sheet and the net earnings of the Company. The Company has presented the required disclosures when using the intrinsic value in note 2 to these interim financial statements.

            All expenses related to the other stock-based compensation plans are recorded to earnings when incurred.

d)    INTANGIBLE ASSETS

      Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the productive lives of the intangible assets, which generally are 40 years.

The adoption of these new recommendations had no effect on the cash flows of the Company.

2.    STOCK-BASED COMPENSATION PLANS

a)    EMPLOYEE SHARE OWNERSHIP PLAN

      On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deduction, up to $3,000 annually. On January 31 of each year provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares will be purchased on the open market.


Abitibi-Consolidated 2002              09
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b)    PERFORMANCE SHARE UNITS PLAN

      The Company has established a performance share unit (PSU) plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return (TSR), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the semester, the Company granted 153,526 PSUs bringing the total outstanding to 271,811. As at June 30, 2002, there was no significant amount payable under this plan.

c)    EXECUTIVE DEFERRED SHARE UNITS PLAN

      The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company, which are purchased on the open market. As at June 30, 2002, 168,820 DSUs are outstanding.


                                       10              Abitibi-Consolidated 2002
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d)    STOCK OPTION PLAN

      The Company has a stock option plan for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment, or immediately for non-employee directors, and are exercisable for a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted. During the first semester, the Company granted 2,266,400 stock options at an average exercise price of $13.34.

            In accordance with Section 3870 of the Handbook and using the straight-line method, the following pro forma disclosures present the effect on income had the fair value-based method been chosen.


                                                                       THREE MONTHS ENDED           SIX MONTHS ENDED
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)                 JUNE 30, 2002              JUNE 30, 2002
                                                                       ------------------           ----------------
Net earnings

   As reported                                                                        203                        153
   Pro forma                                                                          202                        152

Earnings per share

   As reported                                                                       0.46                       0.35
   Pro forma                                                                         0.46                       0.35

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:


Assumptions

   Dividend yield                                                                                                3.0%
   Volatility                                                                                                   29.9%
   Risk-free interest rate                                                                                       5.2%
   Expected option lives (in years)                                                                              5.9

Weighted average fair value of each option ($/option)                                                           5.33

3.   SUBSEQUENT EVENT
     On June 14, 2002, a preliminary prospectus has been filed for a transaction involving the sale of the pulp mill located in Saint-Felicien, Quebec. The closing of the transaction has been completed on August 1, 2002. Following the transaction, the Company will hold a minority position in SFK Pulp Fund.

4.   COMPARATIVE FIGURES
     Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.


Abitibi-Consolidated 2002              11
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